EMISPHERE TECHNOLOGIES, INC.
240 Cedar Knolls Road
Suite 200
Cedar Knolls, NJ 07927
October 4, 2011
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549-3628
Attention: Jeffrey P. Riedler, Assistant Director

RE:	Response to the comment letter of the Securities and Exchange Commission Staff dated September 22, 2011 regarding Emisphere Technologies, Inc. (File No. 000-17758)
Ladies and Gentlemen:
          Emisphere Technologies, Inc., a Delaware corporation (“Emisphere”), is transmitting for filing with the Securities and Exchange Commission (the “Commission”) this letter reflecting Emisphere’s response to the comments contained in the letter from the Commission’s Staff (the “Staff”) to Mr. Michael R. Garone dated September 22, 2011 regarding disclosures in our filings related to any adverse effects of the oral form of salmon calcitonin that is in development under our partnership with Novartis Pharma AG (“Novartis”).

Comment 1.	We note your conclusion that there is no evidence for a causal association between calcitonin-containing medicines and incidence of malignancies. However, you state that the European Medicines Agency has asked all Pharma companies having calcitonin-containing medicines on the market to provide a thorough risk/benefit analysis specifically looking at the carcinogenic effect of these compounds. In addition, you disclose that the FDA has requested raw data from all three pivotal trials conducted with oral calcitonin related to malignancies.

Your current risk factor disclosure regarding a product’s potential failure to meet regulatory requirements for safety and efficacy is too general. Please revise your risk factor title “Our future business success depends heavily upon regulatory approvals . . .” on page 9 of your pending Registration Statement on Form S-1 to disclose the requests from the EMA and FDA for additional data and analysis regarding calcitonin-containing medicines. Your risk factor disclosure should also specify why the EMA and FDA are making these requests. Please also confirm that you will provide the same disclosure in your next Form 10-K.

Response 1.	The Company acknowledges the Staff’s comments and responds as follows: The Company will revise our risk factor in our pending Registration Statement on Form S-1 with the title “Our future business success depends heavily upon regulatory approvals . . .” so that it includes the following language:
In particular, the European Medical Agency (“EMA”) announced in January 2011 that its committee for Medicinal Products for Human Use has begun to review available data relevant to the potential for increased risk of prostate cancer progression and other types of malignancies in patients taking calcitonin-containing medicines for the prevention of acute bone loss. The announcement indicated that the decision to review followed review of two clinical trials which suggested an increased frequency of malignancies. The EMA indicated it intended to assess the data obtained in the balance of risks and benefits of calcitonin-containing medicines.
Our collaboration partner Novartis manages the clinical development of oral salmon calcitonin, and has indicated to us that it has responded to the EMA’s request for information. Novartis has informed us that it has informed the FDA of the EMA request, and has provided the FDA with relevant data regarding calcitonin at the FDA’s request.
Significant delays in approval of our oral salmon calcitonin formulation or denial of approval would materially and adversely affect our business and prospects.
The full text of the amended risk factor is contained in Exhibit A hereto.
The Company further confirms that we will provide the same disclosure in our next Annual Report on Form 10-K.
          Please contact me at (973) 532-8005, should you require additional information or have questions regarding this letter.

Very truly yours, EMISPHERE TECHNOLOGIES, INC.
By:	/s/ Michael R. Garone
Michael R. Garone
Interim Chief Executive Officer and Chief Financial Officer

cc:	Timothy C. Maguire, Esq., Pierce Atwood LLP

Exhibit A
Our future business success depends heavily upon regulatory approvals, which can be difficult and expensive to obtain.
Our pre-clinical studies and clinical trials of our prescription drug and biologic product candidates, as well as the manufacturing and marketing of our product candidates, are subject to extensive, costly and rigorous regulation by governmental authorities in the U.S. and other countries. The process of obtaining required approvals from the FDA and other regulatory authorities often takes many years, is expensive, and can vary significantly based on the type, complexity, and novelty of the product candidates. We cannot assure you that we, either independently or in collaboration with others, will meet the applicable regulatory criteria in order to receive the required approvals for manufacturing and marketing. Delays in obtaining U.S. or foreign approvals for our self-developed projects could result in substantial additional costs to us, and, therefore, could adversely affect our ability to compete with other companies. Additionally, delays in obtaining regulatory approvals encountered by others with whom we collaborate also could adversely affect our business and prospects. Even if regulatory approval of a product is obtained, the approval may place limitations on the intended uses of the product, and may restrict the way in which we or our partner may market the product.
The regulatory approval process for our prescription drug product candidates presents several risks to us:
•	In general, pre-clinical tests and clinical trials can take many years, and require the expenditure of substantial resources. The data obtained from these tests and trials can be susceptible to varying interpretation that could delay, limit or prevent regulatory approval

•	Delays or rejections may be encountered during any stage of the regulatory process based upon the failure of the clinical or other data to demonstrate compliance with, or upon the failure of the product to meet, a regulatory agency’s requirements for safety, efficacy, and quality or, in the case of a product seeking an orphan drug indication, because another designee received approval first

•	Requirements for approval may become more stringent due to changes in regulatory agency policy or the adoption of new regulations or guidelines

•	New guidelines can have an effect on the regulatory decisions made in previous years

•	The scope of any regulatory approval, when obtained, may significantly limit the indicated uses for which a product may be marketed and may impose significant limitations in the nature of warnings, precautions, and contraindications that could materially affect the profitability of the drug

•	Approved drugs, as well as their manufacturers, are subject to continuing and ongoing review, and discovery of problems with these products or the failure to adhere to manufacturing or quality control requirements may result in restrictions on their manufacture, sale or use or in their withdrawal from the market

•	Regulatory authorities and agencies may promulgate additional regulations restricting the sale of our existing and proposed products

•	Once a product receives marketing approval, the FDA may not permit us to market that product for broader or different applications, or may not grant us clearance with respect to separate product applications that represent extensions of our basic technology. In addition, the

FDA may withdraw or modify existing clearances in a significant manner or promulgate additional regulations restricting the sale of our present or proposed products
Additionally, we face the risk that our competitors may gain FDA approval for a product before we do. Having a competitor reach the market before we do would impede the future commercial success for our competing product because we believe that the FDA uses heightened standards of approval for products once approval has been granted to a competing product in a particular product area. We believe that this standard generally limits new approvals to only those products that meet or exceed the standards set by the previously approved product.
The regulatory approval process for nonprescription product candidates will likely vary by the nature of therapeutic molecule being delivered.
In particular, the European Medical Agency (“EMA”) announced in January 2011 that its committee for Medicinal Products for Human Use has begun to review available data relevant to the potential for increased risk of prostate cancer progression and other types of malignancies in patients taking calcitonin-containing medicines for the prevention of acute bone loss. The announcement indicated that the decision to review followed review of two clinical trials which suggested an increased frequency of malignancies. The EMA indicated it intended to assess the data obtained in the balance of risks and benefits of calcitonin-containing medicines.
Our collaboration partner Novartis manages the clinical development of oral salmon calcitonin, and has indicated to us that it has responded to the EMA’s request for information. Novartis has informed us that it has informed the FDA of the EMA request, and has provided the FDA with relevant data regarding calcitonin at the FDA’s request.
Significant delays in approval of our oral salmon calcitonin formulation or denial of approval would materially and adversely affect our business and prospects.